Exhibit 99.2

X FINANCIAL

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on December 29, 2021

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1, par value US$0.0001 per share, and ________________ Class B Ordinary Shares2, par value US$0.0001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of X Financial (the “Company”), hereby appoint Mr. Yue (Justin) Tang, Chief Executive Officer and Chairman of the Company or (Name) ____________________________________________________________________of (Address) ____________________________________________________________________________as my/our proxy to attend and act for me/us at the Annual General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., local time, on December 29, 2021 at 7/F – 8/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue, Nanshan District, Shenzhen, China, 518067.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1.          Change of Director

1.1    RESOLVED as an ordinary resolution: to appoint Kan (Kent) Li as a Director of the Company to replace the Director Ding Gao, to hold office pursuant to the Company’s Second Amended and Restated Memorandum and Articles of Association;

and authorizing the registered office provider of the Company to make all requisite filings in the Cayman Islands in respect of the same.

2.            To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

For ☐	Against ☐	Abstain ☐

1 Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3 If any proxy other than Mr. Yue (Justin) Tang, Chief Executive Officer and Chairman of the Company is preferred, strike out the words Mr. Yue Tang, Chief Executive Officer and Chairman of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy needs not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

Dated_________________, 2021

Signature (s) ___________________

Name of Signature _______________________

Name of Shareholder _____________________

7/F – 8/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue,

Nanshan District, Shenzhen, China, 518067

Telephone: +86-755-8628 2977

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on November 12, 2021, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Yue (Justin) Tang, Chief Executive Officer and Chairman, X Financial, 7/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue, Nanshan District, Shenzhen, China no later than forty-eight (48) hours before the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.

7/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue,

Nanshan District, Shenzhen, China

Telephone: +86-755-8628 2977

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